Filed pursuant to Rule 433

Registration Statement No. 333-228721

March 21, 2019

MERCHANTS BANCORP

2,000,000 Shares of

7.00% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock

Issuer:	Merchants Bancorp, an Indiana corporation and a bank holding company (the “Company”)

Security:	7.00% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock (the “Preferred Stock”)

Size:	$50 Million (2,000,000 shares of Preferred Stock)

Option to purchase additional shares:	$7.5 Million (300,000 shares of Preferred Stock)

Maturity:	Perpetual

Security Rating(1):	Egan-Jones: BBB+

Liquidation Preference:	$25 per share of Preferred Stock

Dividend Payment Dates:	Dividends will be payable on January 1, April 1, July 1 and October 1 of each year. The first dividend payment will be made on July 1, 2019.

Dividend Rate (Non-cumulative):

At a rate per annum equal to 7.00% from the original issue date to, but excluding, April 1, 2024; and from and including April 1, 2024, a floating rate equal to the then current three-month LIBOR, provided that if the three-month LIBOR rate is less than zero, then the three-month LIBOR rate shall be deemed to be zero, plus 460.5 basis points; in each case, only when, as, and if declared.

Day count:	30/360 from the original issue date to, but excluding, April 1, 2024, and a 360-day year and the number of days actually elapsed from and including April 1, 2024.

Optional Redemption:

The Preferred Stock may be redeemed at the Company’s option, and subject to regulatory approval, at a cash redemption price equal to $25 per share of Preferred Stock, plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the redemption date (i) in whole or in part, on April 1, 2024, or any dividend payment date thereafter or (ii) in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event,” as described and subject to the limitations in the prospectus supplement. The holders of the Preferred Stock will not have the right to require redemption or repurchase of the Preferred Stock.

Listing:

The Company has filed an application to list the Preferred Stock with the Nasdaq Capital Market under the symbol “MBINP.” If the application is approved, trading of the Preferred Stock is expected to begin within 30 days after the original issue date.

Trade Date:	March 21, 2019

Settlement Date:	March 28, 2019 (T+5)*

Public Offering Price:	$25 per share Preferred Stock

Underwriting Discount:

$0.61561 per share, reflecting $0.50 per share paid on shares sold to institutional investors and directed share program participants, and $0.7875 per share paid on shares sold to other retail investors

Net Proceeds (before expenses) to Issuer:	$48,768,787

Sole Underwriter:	Sandler O’Neill & Partners, L.P.

CUSIP/ISIN:	58844R 405 / US58844R4056

The Company has filed a “shelf” Registration Statement on Form S-3 (File No. 333-228721) (including the base prospectus) on December 7, 2018 and a related preliminary prospectus supplement on March 15, 2019 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, any related applicable preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it or by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.

*We expect that delivery of the shares of Preferred Stock will be made against payment therefor on or about March 28, 2019, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5” ). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Stock prior to the second business day before delivery of the Preferred Stock hereunder will be required, by virtue of the fact that the shares of Preferred Stock initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Preferred Stock who wish to trade the Preferred Stock prior to the second business day before delivery hereunder should consult their advisors.

(1)         A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.